For Immediate Release

CONTACT:	Eric Lundberg, Vice President and Chief Financial Officer, ALM Phone: (212) 545-5978 E-mail: elundberg@amlaw.com

AMERICAN LAWYER MEDIA REPORTS 27% EBITDA GAIN AS
COMPANY RELEASES RESULTS FOR FY 2003

NEW YORK (March 24, 2004) – American Lawyer Media, Inc. (ALM), the nation’s leading legal journalism and information company, announced today that FY 2003 earnings before interest, taxes, depreciation, amortization and other charges (EBITDA) totaled $29.1 MM, an increase of 27.0%, or $6.2 MM, over FY 2002, as the company released year-end and fourth quarter results for its 2003 fiscal year, ending December 31. In order to provide accurate comparisons, FY 2002 results have been adjusted, where indicated, to eliminate a one-time $19.5 MM goodwill impairment charge taken in the fourth quarter of FY 2002. EBITDA for FY 2003 included other charges totaling $0.6 M, detailed below.

Revenues for FY 2003 totaled $136.3 MM, an increase of 2.5%, or $3.3 MM, over FY 2002. ALM’s operating profit for FY 2003 was $15.4 MM, an increase of $9.3 MM, compared to adjusted FY 2002 operating profit. ALM had a net loss for FY 2003 of $3.5 MM, compared to an adjusted net loss of $2.8 MM for FY 2002.

Operating expenses for FY 2003 totaled $120.9 MM, a reduction of 4.7%, or $6.0 MM, compared to adjusted FY 2002 operating expenses. Depreciation, amortization and other charges (all non-cash) for FY 2003 were $14.3 MM, a decrease of 13.5%, or $2.2 MM, compared to FY 2002. FY 2003 total interest expense was $19.8 MM at ALM and $28.0 MM at its parent company, American Lawyer Media Holdings, Inc. Cash interest paid for FY 2003 was $18.9 MM at both ALM and American Lawyer Media Holdings, Inc.

Fourth-quarter revenues for FY 2003 were $35.3 MM, a gain of 2.3%, or $0.8 M, compared to the fourth quarter of FY 2002. Fourth-quarter EBITDA for FY 2003 totaled $7.4 MM, an increase of 58.3%, or $2.7 MM, over adjusted fourth-quarter EBITDA for FY 2002. Fourth-quarter FY 2003 EBITDA includes other charges of $0.4 M for professional fees related to potential acquisitions and $0.2 M for non-cash costs related to extension of the sublease of excess building space at ALM’s corporate headquarters. Fourth-quarter EBITDA for FY 2002 included other non-cash charges of $0.4 M, primarily related to the sublease of excess building space at ALM’s corporate headquarters. FY 2003 fourth-quarter operating

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ALM Announces FY 2003 Results

profit totaled $4.9 MM, compared to an adjusted operating profit of $1.2 MM for the fourth quarter of FY 2002. ALM had a net loss for the fourth quarter of FY 2003 of $0.3 M, compared to adjusted net income of $3.2 MM for the fourth quarter of FY 2002.

Fourth-quarter FY 2003 operating expenses were $30.5 MM, a decrease of 8.7%, or $2.9 MM, compared to adjusted fourth-quarter FY 2002 operating expenses. Non-cash depreciation, amortization and other charges were $3.1 MM for the fourth quarter of FY 2003, a decrease of 21.7%, or $0.9 M, compared to the fourth quarter of FY 2002. Fourth-quarter FY 2003 operating expenses, excluding non-cash depreciation, amortization and other charges, totaled $27.4 MM, a decrease of 7.0%, or $2.1 MM, compared to the comparable adjusted total for FY 2002. Total fourth-quarter interest expense for FY 2003 was $4.9 MM for ALM and $7.0 MM for American Lawyer Media Holdings, Inc. Cash interest paid for both entities totaled $8.9 MM.

EBITDA results for the first quarter of FY 2004 are expected to increase 7% to 12% over the first quarter of FY 2003. For FY 2004, the company expects revenue growth to be in the middle single digits with EBITDA growth of at least 10% over FY 2003.

On May 1, 2002, ALM acquired the Web content and seminar businesses previously operated by Law.com, Inc. Results for FY 2003 include $4.9 MM in revenues and $9.1 MM in operating expenses related to the acquired Law.com businesses. Fourth-quarter FY 2003 results include $1.4 MM in revenues and $1.9 MM in operating expenses related to the acquired Law.com businesses. ALM’s FY 2003 and fourth-quarter FY 2003 results include EBITDA losses from Law.com of $2.0 MM and $0.5 M, respectively.

Prior to its acquisition by ALM, Law.com spun off its legal application services businesses, RealLegal, LLC, to the shareholders of Law.com. ALM’s FY 2003 results include revenues received by ALM as a result of a licensing agreement with RealLegal, LLC, effective as of May 1, 2002. ALM’s EBITDA for FY 2003 and FY 2002 includes barter transactions for equity with RealLegal, LLC and other third parties totaling $1.6 MM and $2.8 MM, respectively. ALM’s fourth-quarter FY 2003 and fourth-quarter FY 2002 EBITDA include barter transactions for equity with RealLegal, LLC and other third parties totaling $0.4 M and $0.3 M, respectively.

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ALM Announces FY 2003 Results

A consolidated statement of operations for the full year and fourth quarters of the 2003 and 2002 fiscal years, as well as a December 31, 2003 and December 31, 2002 balance sheet, including further detail on the results reported above, are included as attachments to this press release. Additional details on company results for FY 2003 are available in reports filed by ALM and its parent corporation, American Lawyer Media Holdings, Inc., with the Securities and Exchange Commission. As of January 1, 2003, ALM initiated the use of a uniform definition of EBITDA for reporting and discussion of its financial results in press releases and reports filed by ALM and its parent corporation, American Lawyer Media Holdings, Inc., with the Securities and Exchange Commission. EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other charges. Any additional amounts which ALM believes require disclosure in order to allow a more accurate comparison of prior and ongoing operations, from period to period, will be explicitly stated. In order to provide accurate comparisons, EBITDA for periods prior to January 1, 2003 conform to the definition detailed above and, as a result, may differ from previously reported results.

ALM’s consolidated financial statements are compiled in accordance with generally accepted U.S. accounting principles (GAAP). ALM uses non-GAAP measures, such as EBITDA, which are derived from results based on GAAP, to supplement its consolidated financial statements. ALM includes EBITDA information to assist investors in evaluating the company’s ability to satisfy cash needs, including interest payments, taxes and capital expenditures. ALM also presents information about cash interest expense because it believes it is a useful way for ALM and its investors to measure ALM’s actual cash needs in any period.

Headquartered in New York City, ALM is a leading integrated media company, focused on the legal industry. ALM currently owns and publishes 27 national and regional legal magazines and newspapers, including The American Lawyer® and The National Law Journal®. Law.com® is the Web’s leading legal news and information network. ALM’s other businesses include book, custom and newsletter publishing, verdict and settlement reporting, production of legal trade shows and conferences, educational seminars and distribution of content related to the legal industry. ALM was formed by U.S. Equity Partners, L.P., a private equity fund sponsored by Wasserstein & Co., LP. More information on ALM, its business and services is available on the Web at www.americanlawyermedia.com.

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ALM Announces FY 2003 Results

Portions of this release may contain forward-looking statements regarding plans, projections or the future performance of American Lawyer Media, Inc. These forward-looking statements are subject to risks and uncertainties. Important cautionary statements and a discussion of risk factors that could affect actual performance are contained in the materials filed by American Lawyer Media, Inc. with the Securities and Exchange Commission.

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ALM Announces FY 2003 Results

American Lawyer Media, Inc.
Consolidated Statements of Operations
(In thousands)
(unaudited)

	For the Three Months Ended		For the Years Ended
	December 31,		December 31,
	2003	2002	2003	2002
REVENUES:
Periodicals:
Advertising	$19,759	$19,928	$76,682	$76,702
Subscription	6,251	6,049	24,742	23,787
Ancillary products and services	9,326	8,577	34,850	32,460

Total revenues	35,336	34,554	136,274	132,949

OPERATING EXPENSES:
Editorial	5,052	5,230	20,695	21,412
Production and distribution	6,878	8,046	24,948	27,254
Selling	6,979	6,779	27,309	26,535
General and administrative	8,471	9,391	33,638	35,161
Impairment of goodwill and other intangibles	—	19,521	—	19,521
Depreciation, amortization and other charges	3,082	3,937	14,271	16,507

Total operating expenses	30,462	52,904	120,861	146,390

Operating income (loss)	4,874	(18,350)	15,413	(13,441)
Interest expense	(4,910)	(4,902)	(19,819)	(19,108)
Other (expense) income	(545)	(426)	(545)	356

Loss before income taxes	(581)	(23,678)	(4,951)	(32,193)
Benefit for income taxes	247	7,360	1,420	9,908

Net loss	$(334)	$(16,318)	$(3,531)	$(22,285)

Reconciliations of GAAP to Non-GAAP Financial Measures

Reconciliations of GAAP to non-GAAP financial measures, such as EBITDA, are provided below. ALM believes that the use of non-GAAP financial measures enables ALM and investors to evaluate, and compare ALM’s results from ongoing operations in a more meaningful and consistent manner, from period to period. For comparative purposes, we excluded from EBITDA in 2002 the one-time impairment charge recorded in that period.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2003	2002	2003	2002
Net loss	$(334)	$(16,318)	$(3,531)	$(22,285)
Adjustments to arrive at EBITDA:
Benefit for income taxes	(247)	(7,360)	(1,420)	(9,908)
Interest expense	4,910	4,902	19,819	19,108
Depreciation, amortization and other Charges	3,082	3,937	14,271	16,507

Reported EBITDA	$7,411	$(14,839)	$29,139	$3,422

Impairment of goodwill and other intangibles	—	19,521	—	19,521
Adjusted EBITDA	$7,411	$4,682	$29,139	$22,943

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ALM Announces FY 2003 Results

American Lawyer Media, Inc.
Consolidated Balance Sheets
(In thousands, except share data)
(unaudited)

	December 31,	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$1,614	$824
Accounts receivable, net of allowance for doubtful accounts and returns of $2,582 and $2,589, respectively	15,657	15,801
Deferred tax assets, net	4,411	5,146
Inventories, net	592	621
Due from parent	54	735
Other current assets	2,385	2,537

Total current assets	24,713	25,664
Property, plant and equipment, net	8,386	11,417
Intangible assets, net	113,030	119,939
Goodwill	148,242	145,540
Deferred financing costs, net of accumulated amortization of $4,870 and $3,847, respectively	3,862	4,884
Other assets	5,380	5,299

Total assets	$303,613	$312,743

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$5,493	3,899
Accrued expenses	10,271	11,448
Accrued interest payable	841	923
Deferred income (including deferred subscription income of $17,391 and $17,134, respectively)	20,752	22,170
Other current liabilities	—	379

Total current liabilities	37,357	38,819

Long term debt:
Revolving credit facility	30,400	32,300
Senior notes	175,000	175,000

Total long term debt	205,400	207,300
Deferred tax liability, net	13,978	16,133
Other liabilities	11,238	10,489

Total liabilities	267,973	272,741

Stockholder’s equity:
Common stock — $.01 par value; 1,000 shares authorized; 100 issued and outstanding	—	—
Paid-in-capital	149,488	150,253
Accumulated deficit	(112,260)	(108,729)
Accumulated other comprehensive loss	(1,588)	(1,522)

Total stockholder’s equity	35,640	40,002

Total liabilities and stockholder’s equity	$303,613	$312,743

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